EXHIBIT 11
Flagstar Bancorp, Inc.
Computation of Net Earnings per Share
     Net earnings per share — basic and net earnings per share — diluted are computed by dividing each such earnings per share by the weighted average number of common stock and common stock equivalents outstanding during the period, respectively (in thousands, except per share data).

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Net earnings	$15,746	$15,131	$5,146	$22,890
Average common shares outstanding	66,005	60,691	63,159	62,051
Net earnings per share – basic	$0.24	$0.25	$0.08	$0.37
Average common share equivalents outstanding	71,746	61,110	66,260	62,552
Net earnings per share – diluted	$0.22	$0.25	$0.08	$0.37

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